UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CrossAmerica Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

22758A105

(CUSIP Number)

John B Reilly III

Trustee

2008 Irrevocable Agreement of Trust of John B Reilly Jr

1577 Saucon Valley Road

Bethlehem, PA 18105

(610) 226-5330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 22758A105

1.	Name of reporting person 2008 Irrevocable Agreement of Trust of John B Reilly Jr
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Commonwealth of Pennsylvania

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 4,964,611(1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,964,611

11.	Aggregate amount beneficially owned by each reporting person 4,964,611
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.10%(1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 37,874,868 Common Units outstanding as of May 6, 2021.

CUSIP No.: 22758A105

1.	Name of reporting person John B Reilly III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 4,983,608
	8.	Shared voting power 4,964,611(1)
	9.	Sole dispositive power 4,983,608
	10.	Shared dispositive power 4,964,611(1)

11.	Aggregate amount beneficially owned by each reporting person 4,983,608(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 13.15%(2)
14.	Type of reporting person (see instructions) IN

(1)

Beneficial ownership of these securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of his capacity as one of the two trustees of the 2008 Irrevocable Agreement of Trust of John B Reilly Jr. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 37,874,868 Common Units outstanding as of May 6, 2021.

ITEM 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”) in CrossAmerica Partners LP, a publicly traded Delaware limited partnership (“CrossAmerica” or the “Partnership”). The address of the principal executive offices of CrossAmerica is 600 Hamilton Street, Suite 500, Allentown, Pennsylvania 18101.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by John B Reilly III and the 2008 Irrevocable Agreement of Trust of John B Reilly Jr (the “Reilly Trust”). Mr. Reilly is a member of the board of directors of the general partner of CrossAmerica. Mr. Reilly is one of the two trustees of the Reilly Trust. The Reilly Trust is a grantor trust made under the laws of the Commonwealth of Pennsylvania for the benefit of the family of John B Reilly III.

Beneficial ownership by John B Reilly III of the Common Units directly held by the Reilly Trust is being reported hereunder solely because John B Reilly III may be deemed to have beneficial ownership of such securities as a result of his capacity as a trustee of the Reilly Trust. Pursuant to Rule 13d-4 of the Act, John B Reilly III expressly declares that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Reilly that he is the beneficial owner of any of the Common Units directly held by the Reilly Trust for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) The address of the principal offices of John B Reilly III is 645 Hamilton Street, Suite 600, Allentown, PA 18101.

The address of the principal offices of the Reilly Trust is 645 Hamilton Street, Suite 600, Allentown, PA 18101.

(c) John B Reilly III has served as a director on the board of directors (“Board”) of the general partner of CrossAmerica since May 2012 and was elected Vice Chairman of the Board effective November 19, 2019. He was a member of the Partnership’s audit and conflicts committees from October 2014 through November 2019. Mr. Reilly has served as the President of City Center Investment Corp since May 2011. Prior to then, he was President of Landmark Communities and Managing Partner of Traditions of America since 1998. Mr. Reilly has thirty years of experience in commercial and residential real estate development and planning, finance management and law. Mr. Reilly serves as a trustee of Lafayette College and also served as the chairman of the board of trustees for the Lehigh Valley Health Network. He holds a Juris Doctor degree from Fordham University Law School and a bachelor’s degree in economics from Lafayette College. He is a Certified Public Accountant and a member of the Pennsylvania Bar Association.

(d) During the last five years, John B Reilly III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, John B Reilly III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) John B Reilly III is a United States citizen.

ITEM 3.	Source and Amount of Funds of Other Consideration.

On June 11, 2021, Dunne Manning Partners LLC (“DM Partners”) caused (1) Dunne Manning CAP Holdings I LLC (“CAP I”) to transfer 3,013,896 Common Units and (2) Dunne Manning CAP Holdings II LLC (“CAP II”) to transfer 1,018,037 Common Units to the Reilly Trust in exchange for the redemption and cancellation of the corresponding member interests held by the Reilly Trust in DM Partners, the 100% owner of each of CAP I and CAP II. DM Partners is controlled by DM Partners Management Co. LLC, of which Joseph V. Topper Jr. is the sole manager. Mr. Topper is the Chairman of the Board of the general partner of CrossAmerica Partners LP.

ITEM 4.	Purpose of the Transaction.

(a) The information set forth in Item 3 is incorporated herein by reference.

(b) N/A.

(c) N/A.

(d) N/A.

(e) N/A.

(f) N/A.

(g) N/A.

(h) N/A.

(i) N/A.

(j) Neither John B Reilly III nor the Reilly Trust currently have any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) John B Reilly III is the direct beneficial owner of (1) 18,997 Common Units (less than 1% of outstanding Common Units) and, (2) in his capacity as a trustee of the Reilly Trust, may be deemed to indirectly beneficially own 4,964,611 Common Units (or 13.10% of outstanding Common Units) held by the Reilly Trust, for an aggregate of 4,983,608 Common Units, representing 13.15% of the 37,874,868 Common Units outstanding as of May 6, 2021. Mr. Reilly has the sole power to vote and to dispose all 4,983,608 Common Units.

Pursuant to Rule 13d-4 of the Act, however, John B Reilly III expressly declares that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Reilly that he is the beneficial owner of the Common Units held by the Reilly Trust, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Schedule 13D, neither John B Reilly III nor the Reilly Trust beneficially own any Common Units.

(c) Neither John B Reilly III nor the Reilly Trust has effected any transaction in Common Units during the past 60 days, except as disclosed herein.

(d) N/A.

(e) N/A.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CrossAmerica, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

N/A

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2021

John B Reilly III

/s/ John B Reilly III
John B Reilly III

2008 Irrevocable Agreement of Trust of John B Reilly Jr.

By:	/s/ John B Reilly III
John B Reilly III
Trustee